April 21, 2005

via U.S. Mail							via facsimile

Mr. Thomas H. Ehrlich					Alfred C. Chidester
Secretary							Baker & Hostetler LLP
Uranium Resources, Inc. 					(303) 861-7805
650 S. Edmonds, Suite 108
Lewisville, Texas 75067

Re:	Uranium Resources, Inc.
		Schedule 14A filed on April 8, 2005
	File No. 0-17171

	Form 10-KSB for the year ended December 31, 2004
	Filed March 31, 2005
	File No. 0-17171

Dear Mr. Ehrlich:

      We have limited our review of the above filings to only the areas upon which we have issued comments. Where indicated, we think you should revise your documents in response to these comments.
If
you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Proposal 2 - Amendment to Amended and Restated 1995 Stock
Incentive
Plan


1. Please revise this proposal to clearly highlight each portion of the Amended and Restated 1995 Stock Incentive Plan that is to be amended. Further, to the extent that you will increase the number of shares issuable under the plan, please disclose any current plans, proposals or arrangements to issue any of the additional shares. For example, are there any proposals or plans to issue the additional shares to officers/employees at this time? If so, please disclose and if not, please state that you have no such plans, proposals or arrangements written or otherwise at this time.

Proposal 3 - Approval of 2004 Stock Incentive Plan

2. It appears that if this proposal is approved, the company will issue options to purchase 2,000,000 shares of your stock. Please revise to highlight that approval of this proposal is approval of the issuance of such options to your executive officers and employees.

Proposal 4 - Reverse Stock Split
3. It appears that you are proposing approval of authority for "blank check" reverse stock split ratios. Provide your analysis supporting any conclusion that the board of directors has adopted a resolution properly setting forth a proposed amendment as required by Delaware law. Proposal 4, as it currently reads, allows the board of directors to determine at a later date whether it will effect a reverse stock split of common stock in any ratio from one-for-two to one-for four. Why is this procedure consistent with the requirements of Delaware law for the adoption of amendments to the articles of incorporation?

4. We call your attention to Exchange Act Rule 10b-17, which you should consult in connection with the process of implementing any reverse stock split.

5. Please disclose, in a table or other similar format, the number of shares of your common stock that will be: (i) issued and outstanding;
(ii) authorized and reserved for issuance; and (iii) authorized but unreserved as a result of the adoption of a reverse stock split in the various ratios to which you refer.

6. We note that a stock split may result in an increased number of authorized but unissued shares of your common stock. Do you have any current plans, proposals or arrangements to issue any of the additional shares? For example, are there any proposals or plans to acquire any business or engage in any investment opportunity with the additional shares? If so, please disclose and if not, please state that you have no such plans, proposals or arrangements written or otherwise at this time.
7. You indicate that fractional shares will receive a cash payment from the company equal to the fair market value of the fractional share. Disclose the number of record holders that you will have if the maximum split ratio is selected, and disclose also the number of record holders who will be eliminated as a result of the selection of this ratio.

8. What other provisions of your articles, bylaws, employment agreements or credit agreements have material anti-takeover consequences? Are there any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences? Inform holders that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent shareholders.

Form 10-KSB for the year ended December 31, 2004

Financial Statements

9. Please remove the subtotals appearing within the operating section of your Consolidated Statements of Cash Flows, as there is no provision for these items using the indirect method of presentation under the guidance of SFAS 95.

Note 1 - Summary of Significant Accounting Policies

	Revenue Recognition for Certain Uranium Sales, page F-9

10. We note that you recognize revenue once substantially all of your
"obligations related to the delivery" have been completed. Expand your disclosure to describe the obligations that are related to delivery, and explain in greater detail how revenue recognition coincides with the completion of those obligations.

Note 4 - Contract Commitments, page F-15

11. We note that you have entered into two sales contracts for uranium, having combined obligations to deliver 600,000 pounds of uranium for each of the years in the period from 2005 through 2008.
However, your disclosure on page 11 indicates that you have no means of fulfilling a significant portion of your delivery obligations, given your current production levels and limited ability to increase those levels sufficiently. It is unclear why you have given no accounting recognition for the difference between the cost you would have to pay to acquire uranium - for quantities you are required to deliver beyond your ability to produce - and the price you will receive under your forward contracts. As it appears fair value accounting would be required, please cite the authoritative literature that you believe supports non-recognition under the circumstances you have described. Quantify the exposure to loss associated with your contractual provisions.





Engineering Comments

General

12. Proven and probable reserves for the Vasquez and Kingsville Dome properties are disclosed in your documents. Forward to our engineer as supplemental information and not as part of the registration statement, information that establishes the legal, technical and economic feasibility of the materials designated as reserves, as required by Section C of SEC`s Industry Guide 7. Also forward the basis for any estimates of mineralized material disclosed for your other properties.

This includes:
* Property and geologic maps,
* Drill-hole maps showing drill intercepts,
* Justifications for the drill hole spacings used at various classification levels,
* A detailed description of your procedures for estimating "reserves" and "mineralized material,"
* Copies of pertinent engineering and geological reports, and feasibility studies or mine plans (including cashflow analyses) concerning your property that are needed to establish the existence of reserves as defined in Industry Guide 7.

Provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves. If there are any questions concerning the above request, please phone Mr. R. L. Baer, Mining Engineer at (202) 942-2965.
Closing Comments

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct questions regarding accounting issues and related disclosures to Karl Hiller at (202) 942-1981 or, in his absence, to
Barry Stem, Senior Assistant Chief Accountant, at (202) 942-1919. Direct all questions regarding engineering comments to Roger Baer, Mining Engineer, at (202) 942-2965. Direct questions relating to all other disclosure issues to Jason Wynn, at (202) 824-5665 or, in his absence, to Tangela Richter, Branch Chief, at (202) 942-1837. Please send all correspondence to us at the following ZIP code:
20549-0405.


							Sincerely,



							H. Roger Schwall
							Assistant Director


cc: 	K. Hiller
	B. Stem
	R. Baer
      J. Wynn
	T. Richter


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Uranium Resources, Inc.
April 21, 2005
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE

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